

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

<u>Via E-mail</u>
Lawrence Mendelsohn
Chairman and Chief Executive Officer
Great Ajax Corp.
9400 SW Beaverton-Hillsdale Hwy, Suite 131
Beaverton, OR 97005

> **Re: Great Ajax Corp.**
> **Registration Statement on Form S-11**
> **Filed January 5, 2015**
> **File No. 333-201369**

Dear Mr. Mendelsohn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 61</u>

1.   We note your disclosure regarding the anticipated use of proceeds and that the terms of acquisition may change prior to closing. Please tell us whether you have binding commitments to acquire such assets or advise.

<u>Manager Experience, page 85</u>

2.   We note you appear to include your assets in the tables reflecting the experience of your manager and your sponsor. Please revise to clarify the portion of the portfolio held by you, which is reflected in the tables on pages 85 and 86. Please also include footnote disclosure to briefly explain what "Total Cash Returned" represents. In addition, please supplementally provide an estimated amount for transaction-related costs for 2014 transactions.

3.   We have considered your response to comment 4 in our letter dated December 22, 2014. Please tell us and revise your disclosure in this section to clarify whether you incurred material write downs or impairments on your assets since the purchase of the loans.

Note 3 – Mortgage Loans, page F-17 – F-18

4.   We have reviewed the revisions made in response to comment 8.   Please expand further to provide additional information to assess the qualitative risks.   Your revisions should describe how you utilize the quantitative delinquency information in monitoring the credit quality of your mortgage loans on an ongoing basis.   Reference is made to paragraphs 310-10-50-28 through 50-30 of the Financial Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468, or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473, or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Anna T. Pinedo, Esq.